Exhibit (a)(1)(G)

         [THOMSON STREETEVENTS LETTERHEAD]

Conference Call Transcript

STJ—St. Jude Medical, Inc. Merger & Acquisition Announcement: St. Jude Medical and Advanced Neuromodulation Systems Announce Definitive Agreement

Event Date/Time: Oct. 17. 2005 / 8:00AM ET
Event Duration: N/A

CORPORATE PARTICIPANTS

Dan Starks
St. Jude Medical, Inc.—Chairman, President and CEO

John Heinmiller
St. Jude Medical, Inc.—EVP and CFO

Chris Chavez
Advanced Neuromodulation Systems, Inc.—President and CEO

Mike Rousseau
St. Jude Medical, Inc.—President, U.S. Division

Mike Coyle
St. Jude Medical, Inc.—President, Cardiac Rhythm Management Division

CONFERENCE CALL PARTICIPANTS

Rick Wise
Bear Stearns—Analyst

Katherine Martinelli
Merrill Lynch—Analyst

John Calcagnini
CIBC World Markets—Analyst

Mike Weinstein
JP Morgan—Analyst

Tao Levy
Deutsche Banc Securities—Analyst

Glenn Novarro
Banc of America Securities—Analyst

Larry Keusch
Goldman Sachs—Analyst

Glenn Reicin
Morgan Stanley—Analyst

Bruce Nudell
Sanford Bernstein—Analyst

Dhulsini de Zoysa
SG Cowen Securities—Analyst

Bob Hopkins
Lehman Brothers—Analyst

Alex Arrow
Lazard Capital—Analyst

Mark Landy
Susquehanna Financial Group—Analyst

PRESENTATION

Operator

Welcome to the St. Jude Medical and Advanced Neuromodulation Systems conference call. Hosting today's call is Mr. Dan Starks, Chairman, President, and Chief Executive Officer of St. Jude Medical. At this time, all participants have been placed in a listen-only mode. The floor will be open for your questions following the presentation. (OPERATOR INSTRUCTIONS) As a reminder, this teleconference is being recorded.

Any statements made regarding the proposed transaction between St. Jude Medical and Advanced Neuromodulation Systems, the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future segment growth, new indications, and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals, or prospects, are forward-looking statements, which are subject to risks and uncertainties such as those described under the item 8.01 of St. Jude Medical's current report on Form 8-K filed on October 17, 2005, and in the outlook and uncertainties section of ANS's quarterly report on Form 10-Q for the quarter ended June 30, 2005, and ANS's annual report on Form 10-K for the year ended December 31, 2004. Actual results may differ materially from anticipated results.

This announcement is neither an offer to purchase nor solicitation of an offer to sell shares of ANS. St. Jude Medical will be filing a tender offer statement with the Securities and Exchange Commission, and ANS will be filing a solicitation recommendation statement with respect to the offer. ANS shareholders are advised to read the tender offer statement regarding the acquisition of ANS referenced in this news release and the related solicitation recommendation statement when both statements made available to them.

The tender offer statement and the solicitation recommendation statement will contain important information that should be read carefully before any decision is made with respect to the offer. The documents will be made available to all shareholders of ANS at no expense to them. These documents will also be available at no charge on the SEC's website at www.sec.gov. Shareholders may also obtain copies of these documents without charge by requesting them from ANS, Inc., in writing at 6901 Preston Road, Plano, Texas, 75024 or by phone at 972-309-8000. It is now my pleasure to turn the floor over to your host, Dan Starks. Sir, you may begin.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Thank you, Karen; welcome, everyone, and thank you for your flexibility in attending this call on short notice. As you know, we announced yesterday that St. Jude Medical and Advanced Neuromodulation Systems, Inc., or ANS have entered into an agreement whereby St. Jude Medical will acquire ANS through a tender offer. Given the timing of this announcement, we decided to move our earnings release to today, so we could have a more open and complete discussion about appropriate expectations for the St. Jude Medical business, taking into account both the impact of our anticipated acquisition of ANS and the implications of our strong third-quarter operating results.

I am speaking to you today from Texas where I am very pleased to be with Chris Chavez, President and Chief Executive Officer of ANS. With us here are John Heinmiller, Executive Vice President and Chief Financial Officer for St. Jude Medical, and Laura Merriam, Director of Investor Relations. In addition, on the line from St. Jude Medical are Mike Coyle, President of our Cardiac Rhythm Management Division; Mike Rousseau, President of our U.S. Division; and Joe McCullough, President of our International Division.

Our plan this morning is to begin by offering our normal review of St. Jude Medical's third-quarter results. We will follow that from comments with me and from Chris Chavez regarding the combination of St. Jude Medical and ANS. We will then the open it up for questions on the quarter and on the acquisition. With that introduction, John Heinmiller, would you please review our financial results for the third quarter in your usual detail and also provide an update on our sales and earnings guidance?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

Thank you, Dan. Sales for the quarter totaled 738 million, up approximately 28% over the 578 million reported in the third quarter of last year. Favorable currency translations versus last year's third quarter increased this quarter's sales by about 5 million.

During the third quarter, we recorded three nonrecurring items. First, we settled virtually all of the legal claims that were pending related to our Symmetry Bypass System. As a result of these settlements, we reversed 12 million of the special charge that was recorded in the third quarter of 2004 to accrue legal costs related to these cases. Second, we recorded a $10 million contribution to the St. Jude Medical Foundation. And third, we concluded tax audits in the quarter resulting in a $14 million reversal of previously recorded income tax expense.

Comments during this call referencing third-quarter and full-year 2005 operating results, including EPS amounts, will be exclusive of these nonrecurring items. Earnings per share of $0.40 for the third quarter represent a 29% increase over EPS of $0.31 in the third quarter of 2004.

Before we discuss our third-quarter 2005 sales results by product category, with guidance for the fourth quarter, let me comment on the currency exchange rates we are using in our outlook for the remainder of 2005. The two main currencies influencing St. Jude Medical operations are the euro and the yen. For the euro, we assume each euro will translate into about $1.17 to $1.21; and for yen, we assume each 113 to 117 yen will translate into US$1.00.

Now for the sales by product category. For the third quarter, ICD sales were 277 million, up 68% over last year's third quarter and above our previous guidance that ICD sales for the third quarter would be in the range of 250 to 270 million. U.S. ICD sales were 219 million, up 72% over last year's third quarter and a $30 million sequential increase over the second quarter of 2005. International ICD sales were 58 million, a 53% increase over the third quarter of 2004. Favorable foreign currency translations increased this quarter's ICD sales by 1 million versus the third quarter of last year.

For the third quarter of 2005, we do not yet have the actual sales results from the other market participants. During the first half of 2005, the global ICD market grew about 23.5% over 2004. If you assume that during the third quarter of 2005 the global ICD market again grew 23.5% and you apply our third-quarter results to this market model, it would indicate that St. Jude Medical now has about a 19% to 20% share of the global ICD market.

For the fourth quarter of 2005, we expect St. Jude Medical ICD sales to be in the range of 280 to 290 million. This would translate into full-year 2005 sales of approximately 1 billion, up about 71% versus 2004.

For low voltage devices, sales for the third quarter totaled 231 million, up 6% from last year's third quarter and above our previous guidance that pacemaker sales would be 216 to 221 million this quarter. In the United States, pacemaker sales were 115 million, a 1% increase compared with last year's third quarter. In our international markets, pacemaker sales were approximately 116 million, up 13% over the third quarter of 2004. Favorable foreign currency translations increased sales by 2 million.

We believe pacemaker sales in the third quarter exceeded expectations due to the general global strengthening of our CRM competitive position. For the fourth quarter of 2005, we expect total pacemaker sales to be in the range of 225 to 230 million. As a result, we now expect our full-year 2005 worldwide pacemaker sales to be in the range of 910 to 915 million.

Atrial fibrillation or AF product sales for the third quarter totaled 63 million, up 66% over last year, and at the high end of our previous guidance that AF product sales this quarter would be in the range of 58 to 63 million. For the fourth quarter of 2005, we expect AF product sales to be in the range of 61 to 66 million. We now expect full-year 2005 AF product sales to be in the range of 244 to 249 million.

For reference purposes, AF product sales includes electrophysiology catheterization products, end-site mapping, catheter navigation, and localization products acquired in January 2005 in connection with the Endocardial Solutions transaction and Epicor high-intensity focused ultrasound cardiac ablation products acquired in June 2004.

Turning to cardiology, total sales of cardiology products for the third quarter were 105 million, up 12% over 2004. Within this category of products, vascular sealing device sales for the third quarter of 2005 totaled 79 million, up 11% over the third quarter of last year. Angio-Seal sales were just under our previous guidance range of 80 to 85 million, which we attribute to a slight decline in market growth.

For the fourth quarter of 2005, we expect cardiology product sales to be in the range of 102 to 107 million. We now expect full-year 2005 cardiology product sales to be in the range of 429 to 434 million. This guidance for cardiology products includes our expectation that sales of vascular sealing devices will be approximately 75 to 80 million for the fourth quarter of 2005, and 322 to 327 million for the full-year 2005.

In cardiac surgery, total sales of 62 million for the third quarter of 2005 were down 3% compared with the third quarter of last year and below our previous guidance that cardiac surgery sales would be in the range of 67 to 72 million. Sales of heart valve products this quarter were approximately 58 million, down 2% compared with the third quarter of last year. Third-quarter 2005 cardiac surgery sales were positively impacted by $1 million due to foreign currency translation.

The Biocor Stented Tissue Valve was launched in the U.S. toward the end of the quarter and had minimal impact on sales. Mechanical heart valves continue to lose share to tissue and repair products faster than we anticipated. Other cardiac surgery product sales were $4 million this quarter.

For the fourth quarter of 2005, we expect cardiac surgery sales to be in the range of 63 to 68 million. We now expect full-year 2005 cardiac surgery product sales to be 267 to 272 million.

The geographic breakdown of St. Jude Medical's sales on the third quarter of 2005 were 60% U.S. versus 40% outside the United States. This compares to 58.1% U.S. and 41.9% outside the U.S. in the third quarter of 2004. A detailed geographic breakdown of this quarter's sales by products shows high-voltage at 219 million U.S., 58 million OUS; low voltage at 115 million U.S., 116 million OUS; cardiac surgery at 21 million U.S., 41 million OUS; atrial fibrillation products at 27 million U.S., and 36 million OUS; and finally, cardiology products at 61 million U.S., and 44 million OUS.

The gross profit margin this quarter was 72.8%, an improvement of 1.5 percentage points compared with the third quarter of last year, and an improvement of 60 basis points sequentially compared with the second quarter of this year. This progression reflects the impact of continuous improvement projects targeted at increasing manufacturing productivity and increased sales of ICD products. For the fourth quarter of 2005, we expect gross profit margins to be in the range of 73% to 73.5%.

Our third-quarter SG&A expenses, exclusive of nonrecurring items, were 31.7% of net sales, compared to 32.6% in last year's third quarter. For the full-year 2005, we expect SG&A as a percentage of net sales to be in the range of 32% to 33%.

Research and development expenses in the third quarter of 2005 grew 27 million over the third quarter of 2004, and 7 million sequentially over the second quarter of 2005. As a percentage of net sales, R&D expense was 13.2% this quarter. We continue to anticipate sequential quarterly increases in R&D spending. For 2005, we expect research and development expense as a percentage of net sales to be in the range of 12% to 13% of sales.

Other income was $4 million in the third quarter, and for the fourth quarter of 2005 we expect other income to be in the range of 2 to 4 million. For the third quarter, the Company's effective income tax rate, exclusive of nonrecurring items and the resolution of tax audits, was 27%; and during the remainder of 2005 we expect the tax rate to be in the range of 27.1% to 27.6%.

At the end of September 2005, we had 712 million in cash and cash equivalents, and 185 million in total debt. The outstanding debt on our balance sheet represents notes issued in Japan, which are due in 2010 and bear interest at a fixed rate of 1%. For the nine months ended September 30, 2005, cash flow from operations reached 474 million, a 26% increase over the first nine months of 2004.

Next, I want to offer some comments regarding our earnings per share outlook for the fourth quarter and the full-year 2005. Just to be clear, the EPS guidance for the fourth quarter and the full-year 2005 excludes the impact of the purchased in-process research and development charges and nonrecurring items. In preparing our EPS guidance, we have assumed that in the fourth quarter of 2005 the share count used in our fully diluted EPS calculation will be about 383 million shares, with a weighted average outstanding shares for the full-year 2005 at 379 million.

The company expects consolidated EPS for the fourth quarter to be in the range of $0.39 to $0.40. For the full-year 2005, we now expect consolidated EPS to be in the range of $1.52 to $1.53, an increase of 31% to 32% over the comparable 2004 EPS of $1.16.

As in previous years, we will give guidance for 2006 during our fourth-quarter call in January. We are currently in the process of developing our 2006 operating plan. Although we, therefore, are not yet a position to provide specific guidance on 2006, let me offer just a few preliminary comments regarding our 2006 earnings per share outlook.

As I mentioned, we expect our full-year 2005 EPS to be in the range of $1.52 to $1.53. Our minimum 15% growth objective implies a minimum 2006 earnings per share goal of $1.75 to $1.76. This happens to be right in line with the analysts' current consensus EPS expectation for 2006.

We will discuss the ANS acquisition in more detail in a few minutes, but at this point let me say that the strength of the St. Jude Medical business makes us confident we can absorb the acquisition of ANS and still meet current EPS growth expectations for 2006. We would not be comfortable at the present time with any increased current expectations for EPS growth in 2006, keeping in mind that we have not yet completed our 2006 operating plan.

As we complete our 2006 operating plan, we will finalize our decisions on how much to expand our investment in each of our long-term growth platforms, including the neuromodulation business coming to us with the acquisition of ANS. I would now like to turn it back to Dan to talk about the neuromodulation business and the value we see of combining ANS with St. Jude Medical.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Thank you, John. It's a pleasure to be here this morning with Chris Chavez, President and CEO ANS, to review with you the details of our announcement from yesterday. I am especially pleased to let everyone know that Chris has agreed to remain with the combined Company, and that following close of the transaction he will become President of St. Jude Medical's ANS Division.

Let me set expectations for this portion of this morning's call. I will begin with a brief overview of why we at St. Jude Medical are convinced that a combination of St. Jude Medical and ANS is a compelling opportunity for both Companies and consistent with our focus on value creation. Next, John Heinmiller walk through the financial aspects of the agreement, as well as guidance related to the effect of this transaction on our financial performance.

Chris Chavez will then describe the current ANS business focus and some of the opportunities that exist in its large, underpenetrated, and potential markets. I will then conclude the formal remarks, and we will open the call up for questions both on the St. Jude Medical ANS announcement, and on the St. Jude Medical's third-quarter earnings. You will find a presentation that accompanies the key points that we are about to discuss on our website at www.sjm.com.

Our agreement with ANS is a compelling opportunity that brings together two exceptional Companies. For St. Jude Medical, the joining of these two Companies provides yet another major long-term growth platforms. For ANS, St. Jude Medical brings a strong international presence and increased resources that we believe are necessary to fully capture the opportunities in ANS's market.

With ANS, St. Jude Medical gains an immediate foothold in one of the fastest-growing and most exciting segments of the medical device industry where we do not already participate; that is, neuromodulation. ANS is a technology leader in this market with a strong number-two market share position in the spinal cord stimulation segment and a history of solid financial performance.

We believe technology crossover in microelectronics, batteries, leads, and programmers will benefit our flow of new products both in neuromodulation and in cardiac rhythm management. We simply could not have found a better partner.

In addition to these strategic benefits, the transaction also affords significant financial benefits, while preserving the financial strength and flexibility of St. Jude Medical. Another large driver of this combination was ANS's management team and employees. We have long respected Chris and what he and his team have accomplished. We welcome ANS's employees to St. Jude Medical and expect them to be an important part of our continued success.

So with that overview complete, let me turn the call over to John Heinmiller to review the key terms of the transaction as well as the financial highlights. John?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

Thank you, Dan. As outlined in the press release issued yesterday, the transaction terms are straightforward. Under the agreement, we will acquire ANS for $61.25 per ANS share in cash through a tender offer. The total transaction value is approximately 1.3 billion. ANS has about 160 million in cash on hand and does not have any debt. The tender offer process will be outlined in the legal documents that will soon be filed, but we expect that the transaction can be completed quickly and will close by the end of the year.

As Dan Mentioned, in addition to the compelling strategic benefits, the transaction also affords a number of financial benefits. Clearly, adding ANS to our business brings an additional growth driver in a fast-growing and underpenetrated segment of the medical device market. This transaction is about growth, and we see the financial upside primarily in terms of revenue and earnings. In particular, we now expect revenue growth in 2006 of more than 20% for St. Jude, when we add in the expected revenue from ANS next year, with at least 5 percentage points of our growth coming from the ANS transaction.

Let me be somewhat specific here regarding 2006 earnings guidance and the impact of the transaction. I am pleased to be able to tell you that even with the acquisition we remain comfortable with the current consensus estimate for 2006 earnings per share of $1.76. This reflects the strength that we are currently experiencing within the St. Jude Medical business. The transaction is expected to be accretive to earnings per share are in 2007 and beyond.

As we indicated in the transaction-related press release, we expect our strong cash flows to support a quick paydown of the transaction-related debt. Accordingly, our interest expense will decline significantly in the year following the transaction. We expect that we would have the acquisition-related debt paid off by mid 2007. We expect this fast paydown, together with continued solid business fundamentals, to drive the earnings accretion in 2007 and beyond.

In summary on earnings, we feel comfortable with expectations of $1.76 per share for 2006, and we reiterate today our guidance of long-term earnings per share growth of a minimum 15%.

For those of you who know us, you understand that St. Jude Medical is disciplined; and we have maintained that discipline with this transaction. We have taken a prudent approach to the financing to ensure that our financial strength and flexibility is maintained, so that we can continue to pursue value-enhancing opportunities when it makes sense to do so.

The transaction will be funded using $500 million of cash on hand, combined with borrowings under existing bank credit facilities. As I mentioned, we anticipate that our strong operating cash flows will provide for the repayment of the acquisition-related financing by mid 2007. Now let me turn the call over to Chris Chavez, ANS's President and Chief Executive Officer, to say a few words about the transaction and to walk you through the ANS market.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Thank you, John. John, Dan, and the rest of the St. Jude Medical team, I want to welcome you to Texas and to our Plano headquarters. I appreciate the opportunity to comment on this morning's announcement. For nearly a decade, driven by the dedication and hard work of every one at our Company, Advanced Neuromodulation Systems has demonstrated to the world the enormous potential of neuromodulation. We have steadily advanced the technology and the capability of our products and sparked a competitive race to accelerate the pace of innovation in our industry.

St. Jude Medical recognized the strategic value of what we have created and asked us to consider an offer to merge our Companies. After careful consideration, the ANS Board of Directors unanimously approved the transaction, which we firmly believe serves the best interest of our patients, customers, employees, and investors. We believe the transaction provides good value for all our stakeholders and anticipate that it will be completed by year-end.

It is important for me to emphasize that this proposed combination is not focused on opportunities to consolidate, but rather on accelerating the growth of ANS's business by bringing new resources to help us tap our incredible market opportunities. There is virtually no overlap in the markets served by St. Jude Medical and ANS to date. But our technologies are extremely complementary.

Just as important, St. Jude Medical and ANS share a culture grounded on integrity and providing the best products to the market. This marriage of two great Companies with common values will allow ANS to be an even stronger competitor in the neuromodulation market. St. Jude Medical is committed to helping us accelerate our investment in clinical research, development, and approval of new products and new indications. We will be better positioned to fulfill our long-term mission to help physicians treat the patients with life-changing, ever-improving products and therapies to compete at the highest level in our expanding marketplace.

I am pleased to report that my entire management team will remain at ANS to lead the Company and preserve our customer values, our entrepreneurial culture and committed employee base that fueled our impressive growth to this point. With greatly expanded resources, ANS will accelerate the pace of innovation and significantly expand our service capability.

Our mission remains the same, to improve the quality of life for people; and we will now be able to accomplish this mission better and faster than ever. We truly look forward to the greatly expanded opportunities that this combination will provide.

Finally, I would like to take this opportunity to acknowledge and thank our stakeholders. Our shareholders, for the support during these past exciting years. The ANS employees, for their dedication, their passion, and unending efforts which have been instrumental to our success. The Board of Directors of ANS, for their leadership and wisdom. Our growing list of customers and patients, who have placed their trust in us. We know they have a choice. Our shareholders, for their support during these past exciting years. And to St. Jude Medical; together I am confident we have a more exciting future.

With that, let me briefly walk you through why this is such an exciting business. For those of you following that, you should be able to pick up slide 10. Neuromodulation is a large, underpenetrated market. By capitalizing on St. Jude Medical's international infrastructure, including distribution, regulatory and clinical functions, a partnership with St. Jude Medical will strengthen ANS's global presence and growth. What we see is a significant ability to leverage technology and infrastructure capabilities, such as tapping into St. Jude Medical's global marketing infrastructure, clinical trials capabilities, and expertise in microelectronics and active implantables.

I recognize that some of you today on today's call may not be familiar with the markets in which we at ANS operate. So let me review those with you, so that you have a clear understanding of the true growth potential that currently exists and that also lies ahead, particularly by leveraging both ANS and St. Jude Medical's technology and R&D expertise.

Neuromodulation is the delivery of very small, precise doses of electricity or drugs directly to targeted nerve sites. This is a $1 billion-plus market which is extremely underpenetrated and has historically grown at approximately 20% annually. Neurostimulation involves delivering small, mild electrical pulses to the spinal cord, or peripheral nerves, or to other parts of the central nervous system to treat conditions such as pain. It is generally used to manage sharp, intense, and constant pain arising from nerve damage or nervous system disorders.

A neurostimulation system typically consists of a pulse generator that produces electrical current and an external or internal power source. The pulse generator is implanted under the patient's skin, and leads with attached electrodes extend from the pulse generator to the targeted therapy cite in the epidural space along the spinal cord. An external programming module then allows the physician to adjust the electrical current to optimize the therapeutic effect to the patient.

Moving to slide 11. One of the primary reasons that we have excelled in the neuromodulation marketplace is because ANS offers the broadest array of implantable spinal cord stimulation devices. Specifically, we offer 10 models of generators, including a full line of rechargeable implantable pulse generators, conventional battery-powered pulse generators, and radiofrequency powered stimulators. We also offer 20 permanent lead systems, four varieties of trial leads, and six different device programmers targeted towards a diverse range of clinical needs and physician preferences. We have the whole market continuum covered with the ANS product portfolio.

A good example of our product success is the most recent introduction of the Eon Neurostimulation System, ANS's flagship rechargeable IPG, which has been well received by the market. Eon features a high-capacity battery, which means patients do not have to recharge their device as often as with other products on the market. Eon can power up to 16 electrodes in a dual eight-electrode lead configuration similar to our Renew RF system, which is the only radio frequency system on the market that can accommodate up to 16 separate and independent contacts.

Slide 12. Powerful and new products in 2005. Another indication of the strength of our technology platform is the quality, number, and diversity of new products that we brought to the market last year. We launched our Axxess leads, our Tripole 8, and our C-Series leads. These are permanent leads. Our Placer line of steerable stylets; our Genesis and Eon lines of rechargeable, implantable pulse generators; and both our MTS and our Rapid Programmer lines of hand-held programmers.

Moving on to slide 13 for those of you that are following. As shown on slide 13, ANS's technology leadership has enabled us to achieve strong financial performance. Our revenues have a compound average growth rate of more than 28% over the past eight years, and we expect to maintain our momentum going forward. Our 2005 revenue guidance of 145 million represents more than 20% growth over calendar-year 2004.

Moving to slide 14. To support our strong financial performance over the long term, we have developed an extensive pipeline for new indications. With access to additional St. Jude Medical resources, we expect to be able to accelerate the flow of new and innovative products in neuromodulation using the additional expertise from both Companies. As you can see from this slide, ANS already has received FDA approval for clinical studies in indications such as Parkinson's disease and essential tremor.

In addition to this clinical trial work that has already begun, we are exploring a number of additional therapeutic areas such as depression, migraine headaches, obsessive-compulsive disorder, obesity, and angina. These areas provide exciting upside opportunities for revenue growth and further market penetration. Clearly, we have a number of substantial opportunities on the horizon. We believe that with St. Jude Medical's resources and expertise, we will be better positioned to capitalize on them.

With that, let me now turn the call back to Dan to review the pro forma profile of St. Jude Medical following the close of the transaction. Dan?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Thank you, Chris. As you can imagine, we're very enthusiastic about the growth potential in the neuromodulation market. This growth will be driven by clinical trials targeting new indications, some of which Chris just mentioned, as well as by advances in technology used to target existing indications. St. Jude Medical's continued success long-term will come from a mix of future growth drivers.

In addition to sustaining our growth in ICDs for years to come in a market that is only about 10% penetrated, you already have seen our commitment to grow by providing devices to help cure atrial fibrillation. You have seen us begin to expand and leverage our cardiology franchise by targeting selected high-potential growth areas of cardiology such as PFO or patent foramen ovale closure systems. Now, as of today, you also see us commit to neuromodulation, a new complementary growth platform we can expand and leverage for the next 20 years.

The integration of ANS has been planned to secure a rapid delivery of the strategic and financial benefits created by the transaction. Following the close, ANS will operate as a newly created division of St. Jude Medical and be run by the current ANS executive management team under Chris Chavez's leadership as President of the ANS Division. This is a straightforward transaction that can be completed quickly. We expect to file shortly the appropriate materials to begin the process; and while we don't take anything for granted, we feel very comfortable with this process.

We will commence the tender offer for all of the outstanding shares of ANS common stock no later than October 25, 2005. Assuming the valid tender of a majority of the outstanding shares of ANS common stock and receipt of customary closing conditions and regulatory approvals, we expect to close by the end of the year. It is worth noting that St. Jude Medical and ANS share a similar culture and a deep dedication to improving the quality of life for patients. We expect a seamless integration.

In closing, we were attracted to ANS for many reasons, including a shared belief that together we can create more value for shareholders and employees, while also delivering a broader range of innovative products and technologies to physicians and patients around the world. ANS is a natural fit, and our combination with ANS will allow St. Jude Medical to establish a new complementary technology platform in the fast growth, billion-dollar-plus neuromodulation market. ANS diversifies our business mix and gives us both another way for us to be successful long-term.

This concludes our prepared remarks. I would like to now turn it over to our moderator, Karen, to take questions. We have a number of people on the line who would like to ask questions; and as a courtesy to everyone, I would like to ask each person to please limit yourself to a question and a follow-up. Karen, would you open it for the first questioner please?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Rick Wise of Bear Stearns.

Rick Wise—Bear Stearns—Analyst

Congratulations on the transaction. Perhaps, Dan and Chris, you could expand in a little more detail on the accelerating developments and new indications; and maybe talk a little more specifically about some of the synergies. On your slide, Dan you talked about expanding the international presence. Can you help us understand more specifically how you're going to work to drive technology and geographic presence? Thank you.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Sure; thanks, Rick. This is Dan Starks. St. Jude Medical currently has a strong competitive presence in 130 global markets around the world. ANS has a strong competitive presence in 30 global markets around the world. St. Jude Medical's global revenue mix in the quarter we just reported this morning is 40% in global markets outside the United States. The ANS current revenue mix last reported is a little bit less than 10% in global markets outside the United States.

So one of the first synergies that immediately jumped out to us, as we talked about what value we would create by combining ANS with St. Jude Medical, was our ability to quickly take the complete product line of ANS and make it available to physicians and patients in as many as 100 global markets outside the United States who have not previously had the opportunity to benefit from ANS technology and products.

Now, sure, there are regulatory gates to pass in a number of those markets. But it is clear we have over 2,000 people in the field, on the ground, in international markets in our international division. They are product hungry. They are enthusiastic about the opportunity to receive the level of training, to receive the complete, mature product lines of ANS, all of the varieties of pulse generators. It is really the broadest product line the whole industry segment for spinal cord stimulation by far. So all of this will immediately be available in far more markets without any significant additional expense that has been the case with ANS as an independent Company.

In addition to that, we look at the opportunity to leverage the technology platform St. Jude Medical has in low-voltage stimulation. So as one might appreciate, St. Jude Medical over the last years has invested hundreds of millions of dollars in all of the technology components that comprise our low-voltage stimulation technology platform.

People have asked us, what do we expect for the market dynamics in low-voltage stimulation? Do we expect a return to growth in the underlying market dynamics? As we have indicated, we don't. The market this year will be flat or down. We expect the market on an ongoing basis to enjoy only low single digit growth. The strategic imperative of seeking an appropriate opportunity to leverage the low-voltage technology platform into high-growth markets was very appealing to us. So neuromodulation fits that to a T.

We get the additional synergy, growth synergy, in this combination of gaining the benefit of ANS's neuromodulation microelectronics technology to help us improve our product flow in cardiac rhythm management devices as well. So as one might imagine, as you talk with two different groups of design and development engineers, two different groups of researchers, one can find advantages that one group has thought up; one can find advantages that the other group has thought up.

One of the activities that we really look forward to, now that the cloak of confidentiality has been removed from our transaction discussion, is the opportunity to have our R&D groups really collaborate, where there are areas where ANS clearly has more experience than St. Jude Medical. For example, in the patient interface devices, that is a great technology for St. Jude Medical to bring into our design and development environment; and just the practical customer experience that ANS has that way.

And vice versa, the St. Jude Medical, the integrated circuit technology that we have. The mechanical packaging technology that we have. The lead technology that we have. There is just so much that we can make available from St. Jude Medical to ANS; and vice versa, ANS to St. Jude Medical. So the technology synergy is one that we're extremely excited about.

The international infrastructure leverage is one that just jumps out and is easy for everyone to see even from a distance. We think that as we go forward and as we fully engage the organizations we are very likely to find other growth synergies as well.

Rick Wise—Bear Stearns—Analyst

Thank you, Dan. As a follow-up, on the CRM side, clearly you had an outstanding quarter. Can you just give us some flavor for the trends in the quarter? Was this something that accelerated through the period? Are you seeing any rebound or less acceleration as Guidant has gotten approval or reapproval for its products? Any perspective there? Thanks.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Rick, we never comment on trends inside the quarter. We really think that as one dissects fragments of a quarter that the perspective comes to be less helpful. When I could say is that the dynamics during this last quarter were very similar to what we expected when we reported last quarter and when we gave our guidance for this quarter. One difference is that Guidant's CRT-D product line came back on the market a couple of weeks sooner than we expected. But with that exception, everything really was very similar to our expectations.

The competitive strengths that we have shown in these quarterly results are consistent with the rate of gain that we have demonstrated now several quarters running. We estimate that we gained between 2 and 3 points of market share in the third quarter. One might recall that we gained between 2 and 3 points of market share in the second quarter. So we continue to see the market dynamics develop and flow the way that we anticipated when we launched our CRT-D devices right at the tail end of the second quarter of 2004.

Having said that, let me ask some of my colleagues on the line to add a little bit more on the ICD side. We appreciate that that is an area of special impact and of a lot of attention. Let me ask Mike Rousseau. What additional comments would you like to make about our experience in continuing to take market share in the ICD space during the third quarter?

Mike Rousseau—St. Jude Medical, Inc.—President, U.S. Division

Dan, I think you pointed out the highlights really, that Guidant did come back into the market a little sooner than we had expected. But all of these events relative to where the market is going and how we have to manage the different field actions have not changed our overall outlook or the overall plan that we have in place. So the quarter turned out pretty much the way we expected, and we are confident about Q4.

Rick Wise—Bear Stearns—Analyst

Thank you very much.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Karen, next questioner.

Operator

Katherine Martinelli of Merrill Lynch.

Katherine Martinelli—Merrill Lynch—Analyst

A couple questions if I may, specifically as it relates to the ANSI deal. Firstly, with respect to manufacturing, would you expect to shift any of the manufacturing where you guys have some greater capacity, since I think there were some inventory issues? And what would be potential tax implications of that? Just wondering if we should be thinking about shifting of manufacturing as one of the key synergies we could expect out of the deal.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

No. One should expect the existing manufacturing operations both of ANS and of St. Jude Medical to remain completely intact and to continue expanding. Over the next five years, it undoubtedly will make sense for some of the additional manufacturing growth of neuromodulation devices to take place in tax-advantaged environments. But that will be in addition to significant additional manufacturing growth in existing ANS facilities.

As many of the people on the line know, St. Jude Medical has a significant manufacturing capability in Puerto Rico. We have begun to manufacture low-voltage stimulation devices in Puerto Rico this year for the first time. As we gain more experience in that facility, manufacturing our current low-voltage stimulation devices, and as we are successful in accelerating the growth profiles both of the ANS program and of the St. Jude Medical program, we anticipate that in future years it will make sense to expand some of that manufacturing in Puerto Rico as well. Then that will over the long term come to be a synergy, yes.

Katherine Martinelli—Merrill Lynch—Analyst

Great. Thank you. My follow-up, with respect to the deal specifics, what is the amount of the intangible amortization?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Let me ask John Heinmiller if we can comment on that yet. I am not sure that that calculation is—John, what can we say about that?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

I think that we don't want to get into a lot of the deal specifics from just a mathematics point of view. We are very confident as we said with our guidance that the earnings per share expectations for 2006 are intact. As we get into delivering specific guidance for 2006, when we do our fourth-quarter call, we can talk about it then.

Katherine Martinelli—Merrill Lynch—Analyst

Okay, thank you.

Operator

John Calcagnini with CIBC World Markets.

John Calcagnini—CIBC World Markets—Analyst

Chris, I want to say congratulations.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Thank you, John.

John Calcagnini—CIBC World Markets—Analyst

Sure. My first question and then I have a follow-up. But I will start, John, can you tell us how much of your cash, of that 712 million, will be used? You will pick up about 160 million from ANS. How much of that 712 will you or can you use? Then how much new debt and at what rate will it be issued?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

As we indicated in our prepared remarks, we plan (multiple speakers).

John Calcagnini—CIBC World Markets—Analyst

You said 500, but I wondered—you know; I had a question about that, but go ahead.

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

The answer is 500. So there is really not—

John Calcagnini—CIBC World Markets—Analyst

Does that include the 160 from ANSI?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

Yes. Then we will put the—once the transaction is completed, the $160 million from ANS will also go to work for St. Jude Medical.

John Calcagnini—CIBC World Markets—Analyst

What will the rate be on the new debt then?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

The rate of interest on our borrowings is at about 4%.

John Calcagnini—CIBC World Markets—Analyst

Okay. The purchase price allocation, can you give like a rough rule of thumb of what that goodwill might be?

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

No. Again, I think that we want to reserve the details; and we can talk about that in our fourth-quarter call. But again as we look at the transaction and work through the model, it works very nicely for us already in 2006, to be able to absorb this and stay right in step with our EPS expectations that are out there.

John Calcagnini—CIBC World Markets—Analyst

Okay, last question. Chris, can you comment on the obesity indication? Because I don't know that I have heard you talk a lot about that in the past, and Medtronic recently made an acquisition in this arena. Have you done any clinical work in this area. If you can, can you comment on that?

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

John, I think for those listening in, ANS through our division HDI was involved in developing an implantable pulse generator that was used in clinical trials in Europe to treat obesity. This was a company called Transneuronix. Medtronic recently bought Transneuronix for roughly $250 million with an earnout. I think this validates just one of many, many, different applications for neuromodulation that ANS and now St. Jude will pursue.

ANS has filed for a patent on an undisclosed neurostimulation site to treat obesity. We have early evidence that this is a promising application. But at this point in time, it is probably inappropriate to go deeper than that. But we are obviously excited about its potential.

John Calcagnini—CIBC World Markets—Analyst

Have you done any human implants?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Please forgive me, John, but we really do appreciate—.

John Calcagnini—CIBC World Markets—Analyst

Okay, thanks, Dan. I just wondered if you had any human implants, but—.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Sure. Go ahead, Karen, would you please give us the opportunity to receive a question from the next person?

Operator

Mike Weinstein of JP Morgan.

Mike Weinstein—JP Morgan—Analyst

Congratulations to both sides. Chris, could you just comment, I guess in part follow to Rick's question, maybe you can lay out for us some thoughts on timelines for future indications for neuromodulation? Some of the ones you highlighted but didn't give a sense of timing.

Then a second question would be, now that you in theory have a bigger wallet with becoming part of St. Jude Medical, where do you spend the incremental dollars in terms of R&D and clinical trials? Do you intend to accelerate those timelines? Thanks.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Just generically, the question is, what indications are we pursuing; how do St. Jude Medical's resources contribute to our clinical trials; and ultimately what would be the commercial impact? Very briefly, again, ANS before this announced merger for acquisition had a substantial technology platform that we were deploying in the field of chronic pain.

It's become very obvious and very compelling that we have numerous opportunities to expand our platform into a long and growing list of applications. I'm going to very briefly list those.

And then we are pursuing through pivotal trials the use of deep brain stimulation to treat both Parkinson's and, separately, tremors. So we are pursuing deep brain stimulation pivotal trials, again, to pursue Parkinson's and tremor. We think that these applications should be commercialized in the U.S. roughly in 2008, 2009. We are also pursuing a pivotal trial on migraine. We have got a planned launch date or introduction in 2008.

We are separately pursuing a multisite study for interstitial cystitis. Again this affects more than 700,000 people in the U.S. We have approval for a three-site expanded pilot study. We're looking at 2009, 2010.

We are implementing a multi-site pilot study to pursue the deep brain stimulation to treat depression. Again, 9.9 million people with depression in the U.S., 20% refractive. Again we're looking at 2009 as a possible approval timetable.

Angina affects 4 million people; at least 25,000 of these are treatment resistant. Again, we're hoping and planning towards 2010. Peripheral vascular disease, affecting 10 to 19 million people in this country; again 2010. And we have got traumatic brain injury, obesity, tinnitus. So we can speak more to this off-line, but the opportunities are obvious, they are significant, and they are compelling.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

In addition to discussion within those parameters off-line, I would point out that St. Jude Medical will conduct its annual investors conference in February of 2006. We look forward to providing notice of that. So certainly that will be a great forum for us to give a good presentation not only of the update to each of our major growth platforms for 2006, but we can really spend some good time giving everyone a good picture of the full range of values that we see as a result of the transaction that we announced over the weekend.

Mike Weinstein—JP Morgan—Analyst

Dan, it's Mike. Can I ask one non-deal question?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

One last question.

Mike Weinstein—JP Morgan—Analyst

Actually, I just wanted Mike Coyle to comment on the strengthening of the pacemaker business the last two quarters, which it seemed to be in relationship to the ongoing strength in the ICD business, and obviously some of Guidant's troubles as well. Can you just comment on what you think the pacemaker market is doing today from a (indiscernible) perspective and how the leverage of the ICD business is occurring over the pacemakers? Thanks.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Mike Coyle, go ahead.

Mike Coyle—St. Jude Medical, Inc.—President, Cardiac Rhythm Management Division

Mike, we obviously were quite pleased with the growth that we have seen here in the pacemaker market in the third quarter. We think it is generally a result of the strengthening of our overall program. We have expected that the dynamics that we have been seeing over the past several quarters of the shifting of pacer business into ICDs would at some point begin to moderate as we got back into a more naturalized progression of the business with the patients who were low ejection fraction and getting ICDs, and now moving back to something that looked more traditional in terms of the overall growth.

That may be happening a little sooner. We're going to have to wait and see what kind of growth rates we see from our competitors in this quarter, but overall, we think the general growth in our business is applicable to the strengthening of our global CRM program.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Thank you, Mike. Karen, could you give us the next questioner, please?

Operator

Yes, sir. Tao Levy of Deutsche Bank.

Tao Levy—Deutsche Banc Securities—Analyst

Good morning and congratulations on the deal. Two quick questions. Is there a breakup fee to the transaction, so were there any other bidders for the ANSI business? Then just also on ICDs, based on your guidance for the fourth quarter it looks like you expect to retain share despite Guidant's again relaunch. Is that accurate?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

The breakup fee is very customary. Approximately 3%, $35 million. On the market share side, yes, we absolutely intend to—I believe that we will keep the market share that we've gained, and we also fully expect to continue gaining market share from the current base we've now put into place.

Tao Levy—Deutsche Banc Securities—Analyst

Were there any other bidders for the ANSI business? I don't know if you can comment, Chris.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

This is Chris. We just got engaged. It is probably inappropriate to comment on former suitors. I will let you know that we were well advised. We understand the value of the Company and what is available. This transaction provides good immediate value to our shareholders, roughly a 30% premium. We did receive a fairness opinion. This was diligently debated with our Board, unanimous approval, and it is just a natural fit, and I will just leave it at that.

Tao Levy—Deutsche Banc Securities—Analyst

Great, thanks a lot.

Operator

Glenn Novarro of Banc of America Securities.

Glenn Novarro—Banc of America Securities—Analyst

I just had a follow-up question on distribution. Chris, can you remind us how large your U.S. sales force is relative to Medtronic and Boston Scientific, and are there any plans to add to that U.S. sales force?

Then outside the U.S., Dan, you mentioned that you had a sales network that was hungry for new product, but I believe the implanting physician for this device is not a cardiologist, and you're predominantly calling on a cardiologist. So are you going to break off people from calling on cardiologists, or are you going to build a new sales force outside the U.S.? Thanks.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

We will break that into two parts. I will answer the U.S., briefly tell you what we're doing internationally, and then Dan can answer that part of the question. In the U.S., we have 90 territories; almost 50 nurses in the field supporting the 90 sales reps. We have more than 10 regional managers. ANS has already made plans to further expand this sales organization, assuming that we were moving forward independently. We now believe that we will significantly add to this. Again, we're still in the process of working that through and planning it out.

Internationally, as Dan noted, we are in 30 countries. We use a combination of distributors, agents, and direct reps. Again, no intentions to make any kind of dramatic changes there. We're simply going to find a way to use and leverage St. Jude Medical's substantial international infrastructure to further expand our capability. Dan?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Yes, Glenn, you made a great refinement to my comment on some of the nature of leveraging international infrastructure. What we can especially leverage, in a way that is just direct value without incremental cost, is the management structure in the 130 countries. So a little bit differently than in the U.S.

Each one of the international markets we have is headed by a country manager, of course. So it is more of a general management function. It is all of the back office functions, all of the distribution in each local market. And there is a little more breadth across product lines, typically, in a number of these markets. As you can imagine, some of these markets are a little bit smaller and the market doesn't make sense for as much pure dedication on each product line as we have in the United States.

So it is a little bit more complex sorting through the differences in each international market and how we leverage that infrastructure. There certainly will be a number of instances where we will expand our distribution. But that is nothing unusual. The Company—we're growing so fast, and we are built for growth across the board on a variety of growth platforms, so it's a regular part of our business to add people as we continue to expand the product line. So I think that we just naturally will continue to add people inside the current international infrastructure to accommodate the additional attention needed by the neuromodulation devices.

Glenn Novarro—Banc of America Securities—Analyst

That would be part of your guidance for the deal not being dilutive next year, correct?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Absolutely.

Glenn Novarro—Banc of America Securities—Analyst

Just, Chris, if you can just tell us how the ANSI sales force stacks up in terms of headcount versus Medtronic and Boston Scientific?

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

On a relative—that is a moving target. We know that Medtronic's sales organization is larger than ours today, order of magnitude, at least 50%. The Boston Scientific organization, or sales organization, is a work in progress. Last count I had, we were bigger in terms of total numbers of people; could be by a factor of 25% to 30%. We understand that they are adding. So as of this moment, I think we're still relatively bigger than they are—that being Boston Scientific; and Medtronic is still relatively larger than we are.

Glenn Novarro—Banc of America Securities—Analyst

Okay. Thanks, guys.

Operator

Larry Keusch of Goldman Sachs.

Larry Keusch—Goldman Sachs—Analyst

Congratulations. Two questions. Chris, I am wondering if you might just be able to give us your latest thoughts on further competitive dynamics with Medtronic and Boston Scientific. Obviously, Boston Scientific attempting to ramp up their field organization and their product line; and Medtronic having been the incumbent out there. That is question one.

And then I will just throw out the other one, which is, as it relates to the cardiology market, you mentioned a slowdown being responsible for the somewhat less than expected angio field results. Can you just speak to why you think the market slowed in the third quarter and what the outlook is going forward?

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Two questions. I will take the first one, I think, market share. ANS has had a track record now of, I believe, 28 quarters of growth. We have continued to grow and gain market share, in particular over the last 12 quarters. We have not yet released our results of for Q3 of this year. But as reported in both Q1 and Q2 of this year, we had growth and we believe that we're growing faster than the market and continue to gain share.

For the total spinal cord stimulation market, both—actually RF, conventional IPGs, and rechargeable IPGs, we believe that we now have approximately 26% share. We think that as we role into Q4, ANS will be firing on all cylinders. We have a strong, well-trained sales organization that continues to expand. And our product portfolio is intact. I think we're well positioned to compete and continue to win. Dan, you want to handle the other one?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Larry, on the cardiology side, one should not look to our Angio-Seal experience as much of an indicator for the underlying cardiology market dynamics. We are looking forward to having the other companies with a bigger presence in cardiology report their third-quarter numbers. I appreciate one participant reported on Friday. We look forward to hearing the other companies' reports, and that will really help us calibrate in the same way that you're working to calibrate what is going on in the market. It just seems like it was a little slower than we expected; but we don't have any special insights into that.

Larry Keusch—Goldman Sachs—Analyst

Do you think it may be just reintervention rates associated with drug-eluting stents that is keeping things down?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

It sure could be. But we have got our eyes and ears open to get more information on that in the same way you do. Karen, let's move on to the next one. I am feeling a little bad about not getting more people on the line. We're working to provide as much good information, as people ask questions, as we can. But maybe we can—we will work to push ourselves to move just a little bit quicker before we conclude the call.

Operator

Glenn Reicin of Morgan Stanley.

Glenn Reicin—Morgan Stanley—Analyst

Congratulations. My topic was investment. On the core business you have expanded R&D dramatically in a very short period of time. Dan, can you talk a little bit about where you're investing and how efficiently that is being invested?

Then as we look out at ANSI, consensus expectations were that ANSI would be able to grow and then expand margins at the same time. I am assuming at this point you're going to bypass that in order to maximize growth on the top line. If you could just talk to that.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Let me start with the second part of the first, Glenn. We won't be able to give you specific guidance on the ANS component of the St. Jude Medical business in this call. We will be able to offer some good guidance on that in our next quarter call, as we provide similar guidance then for all of the St. Jude Medical business and do it for 2006. The ANS component of the St. Jude Medical business goes right into the mix with all of our other high-growth platforms to finalize the operating plan for 2006. So until that has happened it would just be premature for us to comment further on it.

On the R&D side, we are putting the money right where you would think. The largest component of our R&D investment continues to go in our cardiac rhythm management platform. Then beyond that, the areas of special interest to us have been, again, as I think—as I know you appreciate, the atrial fibrillation platform would be second, probably, on a—I am sure it would be second on a percent investment basis. That would be followed by the emerging expansion of our cardiology franchise, and the multiple product lines that have come to us with the acquisition of Velocimed, and with the ongoing internal development to really leverage those platforms into a good flow of new products.

Glenn Reicin—Morgan Stanley—Analyst

In terms of the rate of expansion, is it more on the clinical front, on the ICD front, or is it more on new product development, IPGs, leads?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Actually, I am not sure what our percentages are. My gut on it is that it's more on the R&D side than on the clinical side. Let me—Karen, go ahead. Please; we are just going to work—I want to give people an opportunity to at least get their toe on the water with a tough question. Would you please move on to the next person?

Operator

(OPERATOR INSTRUCTIONS) Bruce Nudell of Sanford Bernstein.

Bruce Nudell—Sanford Bernstein—Analyst

What is the average incremental debt that you expect to have next year? Then for Mike, in the ICD environment right now, what is your qualitative sense of how wounded Guidant is in terms of physician perception? Thanks.

John Heinmiller—St. Jude Medical, Inc.—EVP and CFO

Bruce, I would say that, as we provided guidance, that the acquisition-related financing would be paid off by about mid 2007. Then if you start out assuming that we have the $500 million of cash from St. Jude Medical; and then, as it was pointed out, ANS has about $160 million of cash that can be applied to the transaction at the time of the merger; then you can start out with a debt balance and then just work that down over time to the point where we believe it will be fully repaid by mid 2007. I think those parameters give you enough information you can calculate out what you think the average borrowings might be during 2006.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Mike Rousseau, what response would you give to Bruce on his question of do you have any qualitative sense of the impact that some of these product issues have had and physician perception of one of our competitors? Is that something you'd want to comment on, or is that something you would prefer not to comment on?

Mike Rousseau—St. Jude Medical, Inc.—President, U.S. Division

I'd prefer Guidant respond to that question. I think they would be in the best position; it would be most appropriate.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Yes, that's fair. That is fair. Karen, would you please move on to the next questioner?

Operator

Dhulsini De Zoysa of SG Cowen.

Dhulsini de Zoysa—SG Cowen Securities—Analyst

If I could just focus on the base business for a moment, Dan, in the past you have laid out targets for near-term, intermediate, and long-term share in ICDs. I am wondering, in light of the disruption to Guidant's business, how that plan has changed, if at all. Also, what your manufacturing capacity is, to serve that, as you may be exceeding your original targets?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Dhulsini, let me start with the manufacturing question first. Our manufacturing operations globally are strongly built for growth, especially in the ICD area. So we have a good confidence that our manufacturing capacity is adequate to keep up with our ability to continue taking market share. We are not concerned about manufacturing capacity.

Having said that, I am sure that our operations people in a number of sites are going to shoot me, since I am not the one that has to do it. They keep themselves extremely busy and have a lot of stress working to keep up with the kinds of high double-digit and low single digit year-over-year growth that we have reported on the ICD side. But everyone is fully focused on it and just doing an outstanding job in all respects of making sure that we stay ahead of the amount of product that customers want to get from us. Dhulsini, just remind me; the first part of your question?

Dhulsini de Zoysa—SG Cowen Securities—Analyst

You have laid out targets for near-term, intermediate, and long-term share in ICDs. I am wondering how Guidant's disruption has affected those targets. You may be a little ahead of your original plans.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

We indicated we are a little bit ahead of the prior guidance that we gave, certainly. We have indicated that we expected on average to gain 2 to 4 points of market share a year on the ICD side, 2005 through 2007; and clearly we are overachieving it. But we are sorting through now in our 2006 operating plan process all of the dynamics that we have experienced here in 2005, including the ones that you have mentioned, and working to decide exactly what it is fair for us to expect in what we will continue to be extremely competitive market circumstances for 2006.

So I can't give you an update on that yet. We will give you an update in our next quarterly conference call. Then in our February annual investors meeting we will give further update on the outlook and how we have recalibrated our competitive position inside the ICD space.

Dhulsini de Zoysa—SG Cowen Securities—Analyst

Okay. If I may, just one follow-up for Chris. Chris, is it fair to ask you where your capacity, or manufacturing, your ability to supply Eon is now?

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Let me just simply say that we have made great progress in ramping up our aggregate capacity and specifically capacity for Eon. Capacity is flowing, and we're working hard to increase it even to higher levels.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Karen, go ahead. We just want to give the courtesy of letting as many others get on the line here. We will maybe take three more questioners.

Operator

Bob Hopkins of Lehman Brothers.

Bob Hopkins—Lehman Brothers—Analyst

Congratulations on the deal to everybody. Two quick questions. First, you mentioned upfront that there is a potential for synergies involving batteries. I don't want to put words in your mouth, but you did mention batteries. I just wanted you to elaborate on that a little bit, understanding the deal is primarily about revenue synergies; but just want to understand what else we might be able to see.

Then the second question for Dan might be, could you just update us on the due diligence process that you went through over the last couple weeks, on the legal front? Especially involving the OIG investigation and any intellectual property battles?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Sure, sure. Bob, on the part about the technology synergies, I don't think we want to get that precise. I kind of apologize in advance. But let me ask Mike Coyle if there are any observations that you would like to make now, Mike? Or would you prefer to keep that behind the scenes?

Mike Coyle—St. Jude Medical, Inc.—President, Cardiac Rhythm Management Division

I think just the general observation that whether we're talking about batteries or cans or feedthroughs, there is really a whole lot of overlap in terms of the mechanical packaging designs of these devices. The opportunity to leverage long-term the technologies that make sense to both pacing and to the neuromodulation market I think are going to yield benefits to us.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Bob, on your question about the OIG review and the legal due diligence, we did the same level of due diligence into both of those topics, certainly. Into the OIG investigation as well as into all of the litigation and other legal matters. It was the same kind of very thorough due diligence that we did in all respects.

But particularly, as you asked about OIG litigation and other legal matters, as was the case with all of the other areas of due diligence we focused on, we were really very satisfied. We're not going to—as you would appreciate and I'm sure as you expect—we are not going to comment specifically on any of the litigation or comment specifically on the OIG investigation, other than to say that these were areas that were included in the scope of our due diligence of course; and that we were very satisfied with all of the information that we reviewed; and that we had very good access to everything that we requested.

As you ask about OIG investigation, that really fits into—in our mind that was an example of a review of a very, very limited part of the ANS program in a few respects. That to us was part of our larger review of the corporate culture, and ethical tone, and just the general conduct and controls of business practices at ANS. That is an area that we were very satisfied with.

So it really is one of the areas of strength that stood out to us, the level of integrity and ethics that we see in all of Chris Chavez's conduct; and in the standards that he as and that his whole senior executive team has on the ethical front; and the kinds of things that they espouse and follow through on in their business practices. All of that was very satisfying to us and fit very nicely with our own standards and business practices and controls in those respects. So it really was a very good area of strength.

Bob Hopkins—Lehman Brothers—Analyst

Thanks very much, very helpful.

Operator

Alex Arrow of Lazard Capital.

Alex Arrow—Lazard Capital—Analyst

First, as a follow-up on the Eon supply question, is it fair to assume, Dan, that with the application of the capacity for manufacturing and the technical know-how for CRM, that whatever supply constraint that the Eon may still be under by the time this deal closes would be completely eliminated because of St. Jude's greater manufacturing resources?

The second question would be on any option grants that might need to be granted to ANSI's senior management. Given that this is an all-cash deal, might that add up to any kind of material increase in share count option grants?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Alex, let me answer both of those questions. First, I wish that St. Jude Medical had that magic wand to resolve all challenges in the ANS business. We don't have that. ANS—as a person gets close to exactly the component manufacturing and cycle times and the whole manufacturing process, what St. Jude Medical can do is, over time, we can offer expertise where it would be helpful to the ANS team. Over time we can offer additional resources, where the priority is appropriate, to help accelerate ANS's growth plan.

But ANS has been all over this Eon topic themselves in exactly the way that you would want to have them. So we really won't impact them at all in the short term. They have got it knocked themselves. We will really get the chance to look for other things where we might be able to help them.

On the option grants, you won't see anything material. What we have got is—all of this really does keep pace with the increased scale of the business; and it is certainly not more than that.

Alex Arrow—Lazard Capital—Analyst

Thank you very much. Can I ask about the stretchable lead that Medtronic just launched also? Can you comment at all whether you would have a stretchable lead as well in your portfolio?

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Maybe we won't comment on that, Alex. We certainly don't want to comment on the other product. Let me just ask—Karen, this is going to be—I think we're down to just the last questioner. Could we just take one more, and then we will wrap it up?

Operator

Mark Landy of Susquehanna Financial.

Mark Landy—Susquehanna Financial Group—Analyst

Congratulations, guys. Chris, obviously a couple questions. But I will just limit them to two, I suppose. With respect to Medtronic, does your contract with Medtronic allow St. Jude to access the technology that you specifically provide to them?

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Mark, let me just say, specific to Medtronic, that we have a contractual obligation to supply them for at least two years. We fully intend to do that. The specific product that you're talking about, Reveal, is a product that is exclusive for the use of Medtronic and ANS. So we fully intend to honor that.

Mark Landy—Susquehanna Financial Group—Analyst

As an update, Chris, I don't think you have ever given us an update of what has happened in Japan from the Boston Scientific perspective. You had a partnership there. I am wondering if you can just update us on the regulatory process there, what you see for that market, given the strength that St. Jude has in Japan.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

First of all, one of the reasons why we were attracted to St. Jude, just because they do have muscle on a global scope inclusive of Japan. I won't speak specifically to the Boston Scientific-ANS distribution agreement. I will say that we're working it very aggressively; and we're hoping to bring it to a resolution here in the not too distant future.

Mark Landy—Susquehanna Financial Group—Analyst

Congratulations, guys.

Chris Chavez—Advanced Neuromodulation Systems, Inc.—President and CEO

Thank you, Mark.

Dan Starks—St. Jude Medical, Inc.—Chairman, President and CEO

Karen, with that, we appreciate everybody's patience with us on this short notice conference call. We appreciate everyone's patience with us in extending the call beyond the time that we usually do for these kinds of calls. Then we also realize there still continue to be a number of people on the line; and to each of you who did not get an opportunity to ask a question here on the line, we apologize. We have worked to do the best we can in providing as much information as possible.

Karen, would you please offer your concluding remarks? Then thank you, everyone, for joining us today.

Operator

Thank you. This does conclude today's teleconference. Please disconnect your lines at this time and have a wonderful day.

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